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          For The Use Of The Securities and Exchange Commission Only
               PRELIMINARY PROXY STATEMENT DATED APRIL   , 1995



                    LIBERTY EQUIPMENT INVESTORS L.P.-1984
                        A Delaware Limited Partnership
                            WORLD FINANCIAL CENTER
                                 SOUTH TOWER
                          NEW YORK, N.Y.  10080-6114
                                (212)236-6472

                          __________________________

                   PROXY STATEMENT FURNISHED IN CONNECTION
                      WITH THE SOLICITATION OF CONSENTS
                   _______________________________________



     This Proxy Statement is furnished to the holders of units of limited partnership interest ("Units") in Liberty Equipment Investors L.P.-1984, a Delaware limited partnership (the "Partnership"), in connection with the solicitation of consents for a proposed amendment (the "Amendment") to the Partnership's Restated Agreement and Certificate of Limited Partnership dated as of December 11, 1984 (the "Partnership Agreement"). The Amendment, as described more fully within, would eliminate the requirement that limited partners of the Partnership (the "Limited Partners") consent to any sale, abandonment or disposition of all or substantially all of the Partnership's assets to the extent that, in the determination of the General Partner, such sale, abandonment or disposition is in the best interests of the Partnership.

The affirmative vote of a majority in interest of Limited Partners is necessary to approve the Amendment.

     THIS SOLICITATION IS MADE BY WHITEHALL PARTNERS INC., A DELAWARE CORPORATION AND THE GENERAL PARTNER OF THE PARTNERSHIP (THE "GENERAL PARTNER"), ON BEHALF OF THE PARTNERSHIP, WHICH HAS APPROVED THE EXECUTION OF THE AMENDMENT AND RECOMMENDS THAT THE LIMITED PARTNERS OF THE PARTNERSHIP VOTE IN FAVOR OF THE ACTIONS PROPOSED IN THIS PROXY STATEMENT.

     The General Partner proposes that the Partnership Agreement be amended to permit certain sales and dispositions of assets that might otherwise require Limited Partner consent in order to more effectively carry out the investment objectives and policies of the Partnership. The Partnership is currently in its disposition stage and will be considering various strategies to sell its remaining assets in an orderly and timely manner. While there are currently no pending negotiations or agreements with regard to the sale of substantially all the assets or any material asset or group of assets (other than the sale of assets in the ordinary course of business), the Partnership anticipates that some or all of such sales are likely to occur within the current or the next fiscal year. In order to receive the most favorable prices for the assets, it is necessary that the General Partner be given the flexibility to sell the assets efficiently and without the Partnership's incurring the monetary and/or timing costs that might otherwise result if this Amendment were not approved.

     The General Partner has fixed the close of business on May 1, 1995 as the record date (the "Record Date") for determining Limited Partners entitled to give or withhold written consent to the Amendment. This Proxy Statement was first mailed to Limited Partners on or about May __, 1995.

      LIMITED PARTNERS ARE URGED TO COMPLETE, SIGN AND DATE THE ENCLOSED
      CONSENT AND TO RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES
          NO POSTAGE IF MAILED IN THE UNITED STATES, TO BE RECEIVED
               BY THE GENERAL PARTNER AS SOON AS PRACTICABLE.

May __, 1995
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                                 INTRODUCTION

     This Proxy Statement is being furnished by Liberty Equipment Investors L.P.-1984, a Delaware limited partnership (the "Partnership"), to holders of units of limited partnership interest in the Partnership (each limited partnership interest in the Partnership representing a capital contribution of $1,000 is referred to as a "Unit") in connection with the solicitation of consents by Whitehall Partners Inc., a Delaware corporation and the general partner of the Partnership (the "General Partner"), on behalf of the Partnership. Limited partnership interests are evidenced by certificates of limited partnership interest ("Certificates") and depositary receipts for Certificates ("Depositary Receipts"). Holders of record of Units who are shown on the books and records of the Partnership as limited partners ("Limited Partners") as of the Record Date (defined below) are entitled to one vote for each Unit held by them.

     THIS SOLICITATION IS BEING MADE BY THE GENERAL PARTNER, WHICH HAS APPROVED THE AMENDMENT AND RECOMMENDS THAT THE LIMITED PARTNERS VOTE IN FAVOR
                                                                -------------
OF THE ACTIONS PROPOSED IN THIS PROXY STATEMENT.

     The principal executive offices of the General Partner and the Partnership are located at World Financial Center, South Tower, New York, NY 10080-6114 and its telephone number is (212) 236-6472.

     This Proxy Statement was first mailed to Limited Partners on or about May __, 1995. Limited Partners are urged to complete, sign and date the enclosed consent card and return it in the enclosed envelope, which requires no postage if mailed in the United States, to be received by the General Partner as soon as practicable.

PROPOSED AMENDMENT TO THE PARTNERSHIP AGREEMENT

     The General Partner is proposing, by amendment (the "Amendment") to the Partnership's Restated Agreement and Certificate of Limited Partnership dated as of December 11, 1984 (the "Partnership Agreement"), to eliminate the requirement to secure the consent of Limited Partners to the sale, abandonment or disposition of all or substantially all of the Partnership's assets, if, and only if, in the determination of the General Partner, such sale, abandonment or disposition is in the best interests of the Partnership.

     Section 5.4 of the Partnership Agreement, Restrictions on the Authority
                                               -----------------------------
of the General Partner, currently reads, in pertinent part, as follows:
- ----------------------

          B. Without the Consent of a majority in interest of the Limited Partners, but subject to the provisions of Section 11.3, the General Partner shall not have the authority to:

          (i) sell, abandon or otherwise dispose of at any one time all or substantially all the assets of the Partnership, or

          (ii) elect to dissolve the Partnership.

     The Amendment would provide for Section 5.4 to be amended to read as follows:

          B.   Without the Consent of a majority in interest of the
Limited Partners but subject to the provisions of Section 11.3, the General Partner shall not have the authority to:
          (i)  sell, abandon or otherwise dispose of at any
time all or substantially all the assets of the Partnership, unless, in the determination
                              ------------------------------
of the General Partner, such sale, abandonment
- ----------------------------------------------
or disposition is in the best interests of the
- ----------------------------------------------
Partnership, or
- -----------

          (ii) elect to dissolve the Partnership.

	  (New language provided by the Amendment is indicated by underlining.)

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     Pursuant to the Partnership Agreement, a sale of all or substantially all of the assets of the Partnership at any one time would result in the dissolution of the Partnership without any election on the part of the General Partner or further action on the part of the Limited Partners.

RECOMMENDATION OF THE GENERAL PARTNER

     As part of its overall supervision of the Partnership, the General Partner has monitored the performance of the Partnership in light of its investment objectives and policies. The General Partner believes that the Amendment is in the best interests of the Partnership and recommends that Limited Partners approve the Amendment.

     The Partnership commenced business on December 11, 1984 upon its acceptance of $31,338,000 in subscriptions from Limited Partners and the capital contribution of the General Partner. The aggregate amount of cash distributions per Unit paid to investors through April 25, 1995 was $344 per $1,000 Unit. It is not anticipated that investors will have received aggregate cash distributions equal to their entire cash investment when the Partnership is eventually dissolved. However, to date investors also have received tax credits of approximately $220 per $1,000 Unit and depending on each investor's tax situation significant amounts of tax losses.

     As of April 25, 1995, the Partnership's equipment investments (the "Equipment") consisted of 180 refrigerated and 593 dry cargo marine shipping containers and three intercity buses (all of which buses are not currently under lease). The Partnership's investments in 179 refrigerated and 14 dry-van piggyback trailers, a windpowered electric generating plant designed to produce 21 million kilowatt-hours of electricity per year, as well as the Partnership's investment in $8.6 million of medical diagnostic imaging equipments and leasehold improvements of $2.1 million to three separately leased facilities operated as outpatient diagnostic imaging centers have previously been disposed of in the ordinary course of the Partnership's business.

     When the Partnership was originally formed it was anticipated that the General Partner might elect to sell an item of Equipment at any time after five years after acquisition, and the General Partner was given complete discretion in determining the time, terms and conditions of any sale or other disposition of an item of Equipment. However, the General Partner's authority does not extend to the sale or disposition of all or substantially all of the Partnership's assets at any one time without the consent of a majority in interest of the Limited Partners. At this time, because the Partnership has relatively few equipment investments remaining, any sale or disposition of Equipment, depending on the timing of such sale or disposition, could constitute a sale or disposition of substantially all the assets of the Partnership. If so, under the Partnership Agreement as currently in effect, the consent of a majority in interest of the Limited Partners would be required prior to any such sale if so classified. This could be the result regardless of the actual value of the assets sold or disposed of. The General Partner does not believe that this was the original intent of the restriction. Furthermore, the General Partner believes that such restriction, if not amended, could result in lost sale opportunities and substantial cost to the Partnership. Absent the Amendment, the Partnership would have to bear the costs of soliciting Limited Partner approval upon each sale of assets constituting a sale or disposition of substantially all the assets of the Partnership. Such cost is estimated to be approximately $40,000 per solicitation. Since more than one such solicitation could be necessary, this cost could be substantial and would diminish the amount of proceeds available for distribution to the partners. Moreover, any such solicitation may cause a delay in the Partnership's ability to effect a sale on a timely basis and could jeopardize the Partnership's ability to maximize the amount of disposition proceeds. The General Partner does not believe that such adverse result is warranted, assuming such disposition is otherwise within the Partnership's objectives and policies.

     While there are currently no agreements in principle to sell Equipment that would otherwise require the consent of Limited Partners, the Partnership is in its disposition phase and intends to continue to focus on opportunistically realizing value for its Equipment, and it is anticipated that sales of some or all of the Equipment will be made during the current or next fiscal year. Accordingly, in order for the General Partner to be able to
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consummate each sale or disposition of the Partnership's remaining Equipment in an effective manner and without the Partnership's being burdened by the additional costs and delays of obtaining Limited Partner consents to one or more such potential sales or dispositions, the General Partner has proposed and recommends that you approve the Amendment. The Amendment would only be effective to the extent that, in the determination of the General Partner, any such sale or disposition were made in the best interests of the Partnership. The Partnership Agreement provides that the General Partner may receive a sales commission in connection with any sale or other disposition of equipment; however, these commissions may only be paid for services actually rendered. The General Partner has not to date taken any such commissions and does not intend to take such commissions in connection with future sales. Giving effect to the Amendment, it is not anticipated that any proposed sale or disposition of Partnership assets or any resulting dissolution of the Partnership would require the consent of Limited Partners.

ANALYSIS OF IMPACT OF AMENDMENT ON LIMITED PARTNERS

     There are several advantages to the Partnership and the Partners that will result from the approval of the Amendment. First, absent the Amendment any sale of substantially all the assets of the Partnership could be delayed approximately six to ten weeks due to the process of soliciting the consents of the Limited Partners in connection with such sale. Many, if not all opportunities to sell assets may be lost due to this time delay and the opportunity cost to the Partnership could be substantial. Second, the Amendment will allow the General Partner to act quickly and to take advantage of attractive sales opportunities as they become available. Without this flexibility, the General Partner's ability to maximize disposition proceeds may be lost. Finally, the Amendment would eliminate the need for incurring the costs of soliciting Limited Partner consent prior to each sale of substantially all the assets of the Partnership (approximately $40,000 per solicitation). However, the Amendment will eliminate the opportunity of each Limited Partner to review the terms of any sale of substantially all the assets of the Partnership. The Amendment will not, however, modify the General Partner's continuing fiduciary duty and obligation to conduct the affairs of the Partnership in the best interests of the Partnership.

RECORD DATE; TRANSFER; CONSENTS; REVOCATION OF CONSENTS
     Pursuant to the Partnership Agreement, approval to amend the Partnership Agreement requires the consent of a majority in interest of Limited Partners (i.e., holders of a majority of the outstanding Units in the Partnership).
In addition, counsel for the Partnership or counsel designated by 10% in interest of the Limited Partners must furnish an opinion to the effect that
(a) such Amendment and any vote thereon is permitted by the Delaware Revised Uniform Limited Partnership Act (the "Act") and neither the existence of such right to amend nor the exercise of such right to amend the Partnership Agreement will violate the provisions of the Act or the laws of any other jurisdictions in which the Partnership is formed or qualified and (b) neither such Amendment nor any vote thereon nor the existence of such right to amend nor the exercise of such right to amend the Partnership Agreement will adversely affect (i) the limited liability of the Limited Partners or
(ii) the classification of the Partnership as a partnership for Federal income tax purposes. Brown & Wood, counsel to the Partnership, in reliance on Richards, Layton & Finger as to matters of Delaware law, has rendered the required opinion as of the date of this mailing. Upon the receipt of the Limited Partners' consent given pursuant to this solicitation, the Amendment will be effected without further action of the Limited Partners. The General Partner has fixed the close of business on May 1, 1995 as the record date (the "Record Date") for determining Limited Partners entitled to give written consent to the Amendment (the "Consent"). Accordingly, only holders of Units who are admitted to the Partnership as Limited Partners as of the Record Date will be entitled to consent to the Amendment. As of the Record Date, 31,338.3 Units were outstanding and were held of record by 2,155 Limited Partners. Thus, the consent of holders of at least 15,670
Units is required to approve the Amendment.

     The General Partner owns .3 Units. These Units will be voted "yes" in the same proportion as all Units excluding these Units are voted "yes." Any broker non-votes will be counted as "no" votes.

     A Limited Partner may consent to the Amendment by properly completing the consent card which accompanies this Proxy Statement (the "Consent Card").

If no separate indication is given, a returned, signed Consent Card will be deemed to be a consent to the Amendment. Abstentions will not be counted toward the
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required consent.  Consents will be solicited until the required majority is received. A Consent Card shall be deemed to have been "returned" to the Partnership on the date it is given personally to an authorized representative of the General Partner or deposited in the mail or other delivery service, postage or delivery service fees prepaid. An addressed, postage paid envelope is enclosed with the Consent Card. Each Consent shall remain effective until revoked. Consents may be revoked by a later dated Consent Card which is received by the Partnership on or before the date the Amendment is executed.

     If a Limited Partner has any questions about how to complete and return the Consent Card, or desires a new Consent Card or envelope in order to revoke a Consent, he, she or it should call Tritech, the Solicitation Agent referred to below, at (908) 878-6510. All Consent Cards should be returned to Tritech, P.O. Box 44400, New Brunswick, New Jersey 08994-4400. All other inquiries should be directed to the General Partner at (800) 288-3694. In accordance with the Partnership Agreement, each Limited Partner is entitled to cast a number of votes that is equal to the number of Units he, she or it holds on the Record Date.

SOLICITATION

     In addition to soliciting Consents by mail, Consents may be solicited by directors, officers and employees of the General Partner and its affiliates, who will not receive additional compensation therefor, by personal interview, telephone, telegram, courier service, or similar means of communication. In addition, the Partnership has retained Tritech as solicitation agent (in such capacity, the "Solicitation Agent") to solicit Consents to the Amendment from Limited Partners, administer the delivery of information to the Limited Partners and receive and tally votes. The Solicitation Agent will be reimbursed by the Partnership for its out-of-pocket expenses.

     All fees, expenses and costs related to the solicitation of consents and the Amendment will be paid by the Partnership. The General Partner estimates that the total amount of such fees, expenses and costs, including legal and accounting fees and expenses, payable by the Partnership will be approximately $40,000.

     Please note that your prompt response will obviate the need to further solicit your Consent, and will, therefore, reduce the costs associated with the solicitation. Thus, we urge you to review the proxy material and execute and return your Consent Card as quickly as possible.

NO RIGHTS TO APPRAISAL

     If Limited Partners owning in excess of 50% of the Units consent to the Amendment, all Limited Partners will be bound by such Amendment, including Limited Partners who have not returned their Consent Cards or who have not consented to the Amendment. Limited Partners who do not consent to the Amendment are not entitled to any rights of appraisal or similar rights of dissenting shareholders of a corporation under Delaware law in connection with the approval or execution of the Amendment.

FIDUCIARY OBLIGATION

     The General Partner is under a fiduciary duty and obligation to conduct the affairs of the Partnership in the best interests of the Partnership pursuant to the provisions of the Partnership Agreement. In addition, under Delaware law, a general partner owes a fiduciary duty to the limited partners and is obligated to conduct the Partnership's affairs with good faith and loyalty.



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